SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Defined Strategy Fund (DSF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

24476Y100
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2006
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
(There are no exhibits.)

Item 1.  Security and Issuer

Defined Strategy Fund Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536


Item 2.  Identity and Background

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the ?Principals?) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 328,859 shares of DSF on behalf of accounts that are managed by KIM (the ?Accounts?)
under limited powers of attorney, which represents 5.84% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of DSF fit the investment guidelines for various Accounts. Shares have been acquired since May 3, 2005.


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM represents beneficial ownership of 328,859 shares or 5.84% of the outstanding shares. Jo Ann Van Degriff presently owns 788 shares purchased on May 19, 2005 at $16.84 (43 shares), June 7, 2005 at $16.81
(40 shares), June 8, 2005 at $16.91 (5 shares) and April 19, 2006 at $17.25 (700 shares). Sophie Karpus presently owns 100 shares purchased on January 27, 2006 at $16.22. Karpus Investment Management Profit Sharing Plan currently owns 4,486 shares purchased on May 20, 2005 at $16.95 (206 shares), June 9, 2005 at $16.93 (30 shares), September 30, 2005 at $16.14 (100 shares),
February 8, 2006 $16.27 (600 shares), February 9, 2006 at $16.34
(400 shares), March 29, 2006 at $16.73 (1,800 shares), April 17,
2006 at $16.23 (585 shares), April 24, 2006 at $16.21 (65 shares), and May 3, 2006 at 16.69 (700 shares). George W. Karpus presently owns 6,884 shares purchased on May 20, 2005 at $16.95 (37 shares), August 8, 2005 at $16.86 (902 shares), September 9, 2005 $16.77 (2,000 shares), December 29, 2005 at $15.68 (985 shares), May 22, 2006 at $16.26 (60 shares), and May 23, 2006 at $16.41 (2,900 shares).  Karpus Investment Management
Defined Benefit Plan presently owns 107 shares purchased on May 24, 2005 at $16.98 (27 shares) and June 27, 2006 at $16.93
(80 shares). Dana R. Consler presently owns 374 shares purchased on May 25, 2005 at $16.85 (14 shares), May 26, 2005 at $16.82 (10 shares) and February 9, 2006 at $16.34 (350 shares).
Garnsey Partners L.P. is a hedge fund managed by Karpus
Investment Management, of which George W. Karpus owns 6.1%,
Jo Ann Van Degriff owns 0.72% and Kathleen F. Crane owns
0.07%. Garnsey Partners L.P. currently owns 3,524 shares of DSF. None of the other principals of KIM presently own shares of DSF.

(b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.

(c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share

Date
Shares
Price Per Share
5/1/2006
3200
16.46

6/1/2006
4600
16.67
5/2/2006
3160
16.55

6/2/2006
2095
16.69
5/3/2006
11700
16.64

6/5/2006
2300
16.65
5/4/2006
2510
16.64

6/6/2006
8400
16.47
5/5/2006
1400
16.65

6/7/2006
1100
16.52
5/8/2006
2500
16.70

6/8/2006
2493
16.39
5/9/2006
1500
16.81

6/13/2006
2000
16.49
5/10/2006
8900
16.88

6/14/2006
1100
16.20
5/11/2006
7340
16.74

6/19/2006
2500
16.61
5/16/2006
2380
16.77

6/20/2006
2000
16.63
5/17/2006
1300
16.46

6/21/2006
1000
16.84
5/18/2006
2960
16.50

6/22/2006
900
16.81
5/22/2006
300
16.26

6/23/2006
3000
16.86
5/23/2006
9075
16.35

6/26/2006
2500
16.78
5/25/2006
3100
16.55

6/27/2006
2800
16.88
5/30/2006
1775
16.73

6/28/2006
400
16.74
5/31/2006
500
16.58

6/29/2006
2400
16.93




6/30/2006
1865
17.14

The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the AOF securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable.


SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Karpus Management, Inc.





By:
Name:  	Sharon L. Thornton
Title:  		Director of Investment Personnel and Senior Analyst
Date:  		July 7, 2006